EXHIBIT A

Philip W. Goldsmith may, through his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of G&H.

Philip W. Goldsmith may, through his position as Managing Director of Goldsmith & Harris Asset Management LLC ("GHAM"), an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of GHAM.

The amount of shares of common stock of Breeze-Eastern Corporation (the "Security") beneficially owned by Mr. Goldsmith which are not attributable to Mr. Goldsmith by virtue of his position as Chairman of G&H, or Managing Director of GHAM, amount to less than 1% of the total outstanding shares of the Security.


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